Filed Pursuant to Rule 433

Registration No. 333-177401
November 10, 2011

Canadian Natural Resources Limited

Pricing Term Sheet

Issuer:	Canadian Natural Resources Limited

Preliminary Ratings:	Moody’s: Baa1, S&P: BBB+, DBRS: BBB (high)

Security Type:	SEC Registered

Notes Offered:	1.45% Notes due 2014	3.45% Notes due 2021

Size:	$500,000,000	$500,000,000

Maturity:	November 14, 2014	November 15, 2021

Coupon:	1.45%	3.45%

Price:	99.901%	99.606%

Yield to Maturity:	1.484%	3.497%

Spread:	+110 basis points	+145 basis points

Benchmark Treasury:	UST 0.50% due October 15, 2014	UST 2.125% due August 15, 2021

Treasury Yield/Price:	0.384% (100-10¾)	2.047% (100-22)

Settlement Date:	November 16, 2011	November 16, 2011

Interest Payment Dates:	May 14 and November 14 commencing May 14, 2012	May 15 and November 15 commencing May 15, 2012

Make-Whole Call:	T + 20 basis points	Prior to August 15, 2021, T + 25 basis points

Optional Redemption:	—

On or after August 15, 2021, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to the date of redemption

Bookrunners:	J.P. Morgan Securities LLC BNP Paribas Securities Corp. RBC Capital Markets, LLC

Co-Managers:

BMO Capital Markets Corp.
CIBC World Markets Corp.
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Scotia Capital (USA) Inc.
Deutsche Bank Securities Inc.
Mitsubishi UFJ Securities (USA), Inc.

Barclays Capital Inc. DnB NOR Markets, Inc. Mizuho Securities USA Inc. SG Americas Securities, LLC

Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

CREDIT RATINGS

Our senior unsecured long-term debt securities are rated “Baa1” by Moody’s Investors Service, Inc. (“Moody’s”) with a stable outlook, “BBB+” by Standard & Poor’s Ratings Services (“S&P”) and “BBB (high)” with a stable trend by DBRS Limited (“DBRS”).  S&P assigns a rating outlook to the company and not to individual debt instruments.  S&P has assigned a stable outlook to the company.  Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities.

Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated.  A rating of Baa1 by Moody’s is within the fourth highest of nine categories and is assigned to the debt securities which are considered medium-grade obligations, i.e., they are subject to moderate credit risk.  Such securities may possess certain speculative characteristics.  Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system.  The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.  A Moody’s rating outlook is an opinion regarding the likely direction of a rating over the medium term.

S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated.  According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters.  However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the debt securities.  The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.  An S&P rating outlook assesses the potential direction of a long term rating over the intermediate term.  In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions.

DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated.  According to the DBRS rating system, debt securities rated BBB are of adequate credit quality.  The capacity for the payment of financial obligations is considered acceptable, though may be vulnerable to future events.  The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category.  The rating trend is DBRS’ opinion regarding the outlook for the rating.

The credit ratings accorded to our debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor.  Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.

This communication is intended for the sole use of the person to whom it is provided by us.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, BNP Paribas Securities Corp. toll-free at 1-800-854-5674 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

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